Carrier Corporation                         CARRIER
Carrier World Headquarters                  ------------------
One Carrier Place                           A United Technologies Company
P.O. Box 4015
Farmington, CT 06034-4015
860 674 3000

                                       July 7, 1999

Mr. W. Michael Clevy
9104 Heritage Drive
Brentwood, TN  37027

     Re:  Transition Services Agreement
          -----------------------------

Dear Mike:

     As Chief Executive Officer of International Comfort Products Corporation ("ICP"), your efforts and support will be critical to the immediate tasks of bringing Carrier's acquisition of ICP to a successful closing and transitioning ICP's operations to ownership under Carrier. In recognition of the special challenges presented, Carrier will pay you a special transition bonus of $500,000 at the end of the Transition Period (as defined below), subject to your satisfactory discharge of the following duties and responsibilities: (i) you will continue to devote your full time efforts to ICP for the period beginning at the time of announcement (June 24, 1999) and ending on the 90th day following the Closing Date (the "Transition Period");
(ii) you will cooperate fully with Carrier on all matters required to bring the transaction to closing; (iii) you will successfully maintain ICP business operations during the Transition Period; (iv) you will assist in managing critical operations during the Transition Period; (iv) you will assist in managing critical ICP business relationships through the ownership transition; and (v) you will agree to certain restrictions following the Transition Period, as described below.

     Examples of these responsibilities include using your best efforts to preserve customer, distributor and supplier relationships through the Transition Period, to obtain all regulatory approvals that may be required to close the transaction and to successfully solicit ICP shareholders. You will also be expected to use your best efforts to achieve current financial and operating plans, to retain key employees, to continue current quality, productivity, engineering, marketing and other strategic programs and initiatives and to take such other steps as you deem appropriate to protect the value of the business during the Transition Period.

     At the end of the Transition Period, UTC will pay you the special transition bonus (less applicable tax withholdings), subject to the following conditions: (i) you remain employed by ICP through the Closing Date and render services to ICP as an employee or consultant (to be determined by Carrier) on a full time basis at your current salary for the remainder of the Transition Period; and (ii) Carrier determines that you have successfully discharged your responsibilities as described above. If you leave prior to the end of the Transition Period, or if Carrier fails to complete its acquisition of ICP, no transition bonus will be paid. Please note that this transition bonus will not be treated as compensation under ICP's pension or other benefit plans. This letter and any benefits that you may receive hereunder are in addition to any other benefits to which you may be entitled as a result of your employment (or the termination of your employment) with ICP or its affiliates (including without limitation, any termination of your employment) with ICP or its affiliates (including without limitation, any termination or change of control agreements) and shall not in any way limit, affect or amend any other such benefits.

     In further consideration of the benefits provided to you under this Agreement, you agree that you will not disclose "Company Information" during or after the Transition Period. For purposes of this Agreement, "Company Information" means any proprietary, privileged, technical, financial, strategic, customer, marketing or other nonpublic information pertaining to ICP, the disclosure of which would reasonably be considered to be adverse to the business or prospects of ICP and Carrier. You also agree, that for a period of one year following the Transition Period, you will not hire or recruit any employee of ICP unless you have first obtained Carrier's written consent.

       If you are in agreement with the terms of this letter, please acknowledge your acceptance where indicated below and return one copy to my office.

                                         Very truly yours,

                                          /s/ John R. Lord
                                         ------------------------------
                                         John R. Lord
                                         President


Acknowledged and Accepted:

  /s/ W. Michael Clevy                      7-12-99
----------------------------------      -----------------------------
By:  W. Michael Clevy                        Date












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